December 16, 2005


Robert Scott
Chief Financial Officer
Asia Pacific Resources Ltd
Suite 405, 555 Sixth Street
New Westminster, British Columbia
Canada V3L 5HI

	Re:	Asia Pacific Resources Ltd Hhlkjldkfjonl
		Form 20-F/A for Fiscal Year Ended December 31, 2004
		Filed April 11, 2005
		Response Letter Dated November 9, 2005
		File No. 0-26636

Dear Mr. Robert Scott:

      We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F/A for the Fiscal Year Ended December 31, 2004

Financial Statements

Reconciliations Between Canadian and United States Generally
Accepted
Accounting Principles, page F-28

1. We are continuing to consider your position regarding the application of EITF 00-27 to your facts and circumstances as discussed in our phone conference on December 1, 2005. As further clarification, please address each of the following:

* Confirm whether or not Olympus considered the loans to be advances to acquire equity at fair value pursuant to the terms of an intended private placement.

* Clarify to what extent, if any, Olympus had an idea of the nature and form of equity instruments that would be issued in the private placement at the time the loans were issued.

* Finally, please explain why the loans were issued at a 5% interest rate. Specifically indicate whether or not this rate was at market for a company with the operational and liquidity uncertainties associated with your business.

Closing Comments

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

       You may contact Jonathan Duersch at (202) 551-3719 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.



								Sincerely,



								Jill S. Davis
								Branch Chief

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Robert Scott
Chief Financial Officer
December 16, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010